UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Unifi, Inc.
 (Name of Issuer)

Common Stock, $0.10 par value
 (Title of Class of Securities)

904677 10 1
 (CUSIP Number)

December 31, 2007
 (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904677 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William M. Sams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,320,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,320,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,320,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.48%
12	TYPE OF REPORTING PERSON IN

ITEM 1.	(a) Name of Issuer:

UNIFI, INC.

(b)	Address of Issuer's Principal Executive Offices:

7201 W. Friendly Ave., Greensboro, NC 27410-6237

ITEM 2.	(a) Name of Person Filing:

William M. Sams

(b)	Address of Principal Business Office, or if none, Residence:

The following is the address of the principal business office of each of the Reporting Person:

750 North St. Paul, Suite 1650
Dallas, TX 75201

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.10 per share

(e)	CUSIP Number:

904677 10 1

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)    /  /  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  /   /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  /   /   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)  /   /   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)  /   /   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  /   /   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) /   /   A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) /  /   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  /  /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) /   / Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership
(a)	Amount Beneficially owned: 3,320,000
(b)	Percent of Class: 5.48%
(c)

Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,320,000.
(ii) Shared power to vote or to direct the vote  0.
(iii) Sole power to dispose or to direct disposition of 3,320,000.
(iv) Shared power to dispose or to direct disposition of  0.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2008

/s/ William M. Sams William M. Sams